

January 7, 2011

*By U.S. Mail and facsimile: (515) 222-2346*

Mr. David D. Nelson
Chief Executive Officer and President
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, IA 50266

   **Re: West Bancorporation, Inc.**
     **Form 10-K for fiscal year ended December 31, 2009**
     **Form 10-Q for the period ended September 30, 2010**
     <u>**File Number 000-49677**</u>

Dear Mr. Nelson:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,


        Michael Clampitt
        Attorney- Advisor